Term Sheet to

Prospectus Supplement

Registration Statement No. 333-133466

Dated May 23, 2006

Rule 433

FINAL PRICING TERMS – May 23, 2006

Issuer	Global Crossing Limited (NASDAQ: GLBC).

Securities offered	5.00% Convertible Senior Notes due 2011.

Aggregate principal amount offered	$125,000,000 (plus option to purchase up to an additional $18,750,000 in principal amount of notes).

Maturity date	May 15, 2011, unless earlier redeemed, repurchased or converted.

Interest	5.00% per annum, accruing from the settlement date.

Interest payment dates	Each May 15 and November 15, beginning November 15, 2006.

Price to public	100%.

Closing price on May 23, 2006 (reference price)	$19.15 per share.

Conversion premium	20.00%.

Conversion price	$22.98 (approximately) per share of common stock, subject to adjustment.

Conversion rate	43.5161 shares of common stock per $1,000 principal amount of notes, subject to adjustment.

Underwriting discount	3.0%.

Ranking	Senior obligations secured as described below.

Coupon collateralization	The issuer has pledged, as security for the notes, a treasury portfolio consisting of principal or interest strips of U.S. treasury securities in such amounts as will be sufficient upon receipt of scheduled interest and principal payments of such securities to provide for payments in full of the first six scheduled interest payments on the notes when due.

Net share settlement	At any time prior to maturity, issuer may elect to settle its conversion obligation in cash and, if applicable, shares of its common stock. Holders will receive, for each $1,000 principal amount of notes: (i) an amount of cash equal to the lesser of (a) the principal amount of each note, or (b) the conversion value (calculated as described in the prospectus supplement) of each note, and (ii) a number of shares of our common stock equal to the sum of the daily trading share amounts (calculated as described in the prospectus supplement) for each of the 20 consecutive trading days in the applicable conversion reference period (as described in the prospectus supplement).

Optional redemption

The notes are not redeemable prior to May 20, 2009.

At any time on or after May 20, 2009, the issuer may redeem all or a portion of the notes in whole or in part, at a redemption price in cash equal to a percentage of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to the date of redemption.

This percentage shall equal 102% for the twelve months commencing May 20, 2009 and 101% for the twelve months commencing May 20, 2010.

Repurchase at option of holder upon a fundamental change	In the event of a fundamental change as described in the prospectus supplement, holders will, subject to certain exceptions, have the right, at their option, to require the issuer to purchase for cash any or all of their notes at a price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest, if any, to but not including the repurchase date.

Use of proceeds

The issuer expects to receive approximately $120.7 million after deducting estimated fees and expenses and underwriting discounts (or approximately $138.9 million if the underwriters exercise in full their option to purchase an additional $18,750,000 in principal amount of notes).

The issuer intends to use the gross proceeds from the offering, together with gross proceeds from the issuer’s concurrent offering of common stock for general corporate purposes, which may include the acquisition of assets or businesses that are complementary to the issuer’s existing business, as well as to purchase a portfolio of U.S. treasury securities at a cost of $17.0 million (approximately $19.6 million if the underwriters exercise in full their option to purchase additional notes) to fund the first six interest payments on the notes as described under “Coupon Collateralization,” and to pay related fees and expenses of the offerings.

Trade date	May 23, 2006

Settlement date	May 30, 2006

CUSIP	37932J AA 1

Sole bookrunner	Goldman, Sachs & Co.

Joint lead manager	Morgan Stanley & Co. Incorporated

Adjustment to conversion rate upon a fundamental change

The following table sets forth the number of additional shares to be issuable per $1,000 initial principal amount of notes as a result of a fundamental change that occurs in the corresponding period subject to the conditions described in the prospectus supplement.

In no event, however, will the total number of shares of common stock issuable upon conversion exceed 52.2193 per $1,000 initial principal amount of notes, subject to adjustments. In addition, if the price paid per share of issuer’s common stock in the fundamental change is less than $19.15 or more than $40.00 (subject to adjustment), there will be no change in the conversion rate.

Date of Fundamental Change	Share Price
	$19.15	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$26.00	$27.00	$28.00	$30.00	$35.00	$40.00
May 30, 2006	8.70	7.74	6.78	5.97	5.22	4.58	4.04	3.57	3.13	2.77	2.14	1.13	0.55
May 15, 2007	8.20	7.24	6.25	5.38	4.66	3.99	3.47	3.03	2.62	2.27	1.71	0.83	0.36
May 15, 2008	7.28	6.21	5.14	4.26	3.53	2.93	2.45	2.05	1.73	1.43	0.98	0.38	0.11
May 15, 2009	6.00	4.46	2.91	1.81	1.02	0.60	0.26	0.15	0.06	0.04	0.03	0.01	0.01
May 15, 2010	6.76	5.02	3.32	2.06	1.17	0.58	0.30	0.13	0.06	0.04	0.02	0.01	0.01
May 15, 2011	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00

Concurrent offering of common stock

Concurrently with this offering, the issuer offered 12,000,000 shares of its common stock (plus an option to purchase up to an additional 1,800,000 shares).

The consummation of this offering is not conditioned upon the consummation of the concurrent offering of the common stock and vice versa.

Common stock outstanding	The total number of issued and outstanding shares of common stock as of March 31, 2006 was approximately 24.4 million and immediately after the completion of the concurrent offering of common stock, assuming the concurrent offering of common stock was completed as of March 31, 2006, would have been approximately 36.4 million shares, or approximately 38.2 million shares if the underwriters exercise in full their option to purchase additional shares.

STT participation

STT Crossing Ltd (“STT Crossing”), a wholly-owned subsidiary of Singapore Technologies Telemedia Pte Ltd (“ST Telemedia”), is purchasing 6,226,145 shares of common stock in the concurrent offering of common stock. As of April 28, 2006, ST Telemedia (together with its affiliates) beneficially owned 68.6% of the issuer’s common stock (including the common shares into which their mandatory convertible notes and 2.0% cumulative senior preferred shares are immediately convertible).

In connection with a facility agreement entered into by STT Communications Ltd (an affiliate of STT Crossing) in December 2004, as amended and supplemented, STT Crossing pledged 5,800,000 shares of common stock of the issuer and 5,800,000 senior preferred shares of the issuer, in each case presently owned by STT Crossing, to secure the funds borrowed under the facility agreement. The issuer could experience a change in control if the lender were to foreclose on such shares in the event of a default under such facility agreement.

The Registration Rights Agreement dated December 9, 2003 between the issuer and STT Crossing is being amended to extend the registration rights granted to STT Crossing thereunder to cover the shares of common stock that STT Crossing and/or its affiliates is acquiring in the concurrent offering of common stock. Under such agreement, STT Crossing and/or its affiliates may cause the issuer to register shares of common stock held by them at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Morgan Stanley & Co. Incorporated toll-free at 1-866-718-1649.

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